SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C. 20549

                                        Form N-8A

                             NOTIFICATION OF REGISTRATION FILED
                               PURSUANT TO SECTION 8(a) OF THE
                               INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                              _______________________________

Name:                                             Fixed Income SHares

Address of Principal Business Office              c/o PIMCO Advisory Services
(No. and Street, City, State, Zip Code):          1345 Avenue of the Americas
                                                  New York, New York  10105

Telephone Number                                  (212) 739-3502
(including area code):

Name and address of agent                         Stephen J. Treadway
for service of process:                           PIMCO Funds Distributors LLC
                                                  2187 Atlantic Street
                                                  Stamford, Connecticut  06902

                                                  Copy to:

                                                  J. B. Kittredge, Jr., Esq
                                                  Ropes & Gray
                                                  One International Place
                                                  Boston, Massachusetts  02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                         Yes [x]               No [ ]

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                                   SIGNATURE

A copy of the Agreement and Declaration of Trust of Fixed Income SHares is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 10th day of November, 1999.


SEAL                              Signature: FIXED INCOME SHARES
                                             (Name of Registrant)


                                         By: STEPHEN J. TREADWAY
                                             ____________________________
                                             Stephen J. Treadway, Trustee
                                             (Name of director, trustee or
                                             officer signing on behalf of
                                             Registrant)


ATTEST                                   By: STEPHEN J. TREADWAY
                                             ____________________________
                                             Stephen J. Treadway
                                             President

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